UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL FINANCE CORPORATION

In respect of its

U.S.$ 2,000,000,000 0.750 per cent. Notes due October 8, 2026 under its

Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: September 8, 2021

The following information regarding an issue of U.S.$ 2,000,000,000 0.750 per cent. Notes due October 8, 2026, (the “Notes”) by International Finance Corporation (the “Corporation”) under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated October 7, 2020 (the “Information Statement”), the Prospectus dated June 3, 2008 (the “Prospectus”), the Amended and Restated Program Agreement and Standard Provisions dated as of June 3, 2008 (the “Program Agreement”), the Uniform Fiscal Agency Agreement between the Corporation and the Federal Reserve Bank of New York effective July 20, 2006 (the “Uniform Fiscal Agency Agreement”), the Final Terms dated September 2, 2021 (the “Final Terms”), and the Terms Agreement dated September 2, 2021 (the “Terms Agreement”), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Final Terms.

(a)	Title and Date. U.S.$ 2,000,000,000 0.750 per cent. Notes due October 8, 2026

On initial issue, the Notes will be issued in uncertificated bookentry form (“Fed Bookentry Notes”) through the Federal Reserve Bank of New York and held by certain financial institutions as Holding Institutions and as depositories for Euroclear Bank NV/SA and Clearstream Banking, société anonyme, Luxembourg. After initial issuance, all Fed Bookentry Notes will continue to be held by such Holding Institutions and will not be exchangeable for Notes in definitive form. A “Holding Institution” is a depository or other designated institution that has an appropriate bookentry account with a Federal Reserve Bank or Branch. See Prospectus.

(b)	Interest Rate/Interest Payment Date. 0.750 per cent per annum payable semi-annually in arrears on April 8 and October 8 in each year, commencing April 8, 2022. See, Final Terms, Item 15.

(c)	Maturity Date. October 8, 2026

(d)	Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e)	Kind and Priority of Liens. Not applicable.

(f)

Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g)	Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Global Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h)	Other Material Provisions. Not applicable.

(i)	Fiscal/Paying Agent. The Fiscal Agent is the Federal Reserve Bank of New York, 33 Liberty Street, New York, N.Y. 10045.

Item 2.	Distribution of Obligations

(a)	Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47 the Program Agreement, and the Terms Agreement.

The Dealers, party to the Terms Agreement, have severally agreed to purchase the Notes at an aggregate purchase price of 99.439 per cent. less a combined management and underwriting fee and selling concession of 0.125 percent of the nominal amount of the Notes. See p. 1 of the Terms Agreement.

(b)	Stabilization Provisions. Not applicable.

(c)	Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3.	Distribution Spread See Final Terms, “Distribution”.

Item 4.	Discounts and Commissions to Sub-Underwriters and Dealers. See Item 2(a) above.

Item 5.	Other Expenses of Distribution. Not applicable.

Item 6.	Application of Proceeds. The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7.	Exhibits

A.	Information Statement (October 7, 2020);[1]
B.	Prospectus (June 3, 2008);[2]
C.	Amended and Restated Program Agreement and Standard Provisions (as of June 3, 2008);[2]
D.	Resolution No. IFC 2014-0018 adopted May 9, 2014 by the Board of Directors of the Corporation[3];
E.	Uniform Fiscal Agency Agreement (effective July 20, 2006);[4]
F.	Final Terms (September 2, 2020); and
G.	Terms Agreement (September 2, 2020).

[1]	Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated October 7, 2020.
[2]	Filed on September 17, 2008.
[3]	Filed July 10, 2014
[4]	Filed on August 14, 2006.

EXHIBIT F

EXECUTION VERSION

MIFID II product governance / Retail investors, professional investors and ECPs target market

The Corporation does not fall under the scope of application of the MiFID II package. Consequently, the Corporation does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of MiFID II.

Solely for the purposes of the EU manufacturers’ product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, professional clients and retail clients, each as defined in MiFID II; and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the EU manufacturers’ target market assessment; however, each distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the EU manufacturers’ target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression “EU manufacturers” means BNP Paribas and TD Global Finance unlimited company, and the expression “MiFID II” means Directive 2014/65/EU, as amended.

UK MiFIR product governance / Retail investors, professional investors and ECPs target market

The Corporation does not fall under the scope of application of the UK MiFIR package. Consequently, the Corporation does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of UK MiFIR.

Solely for the purposes of the UK manufacturers’ product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties (as defined in the United Kingdom Financial Conduct Authority (the “FCA”) Handbook Conduct of Business Sourcebook (“COBS”)), professional clients (as defined in UK MiFIR) and retail clients (as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018); and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the UK manufacturers’ target market assessment; however, each distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the UK manufacturers’ target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression “UK manufacturers” means J.P. Morgan Securities plc and Nomura International plc, and the expression “UK MiFIR” means Regulation (EU) No 600/2014 as it forms part of “retained EU law”, as defined in the European Union (Withdrawal) Act 2018.

Final Terms dated September 2, 2021

International Finance Corporation

Issue of

U.S.$2,000,000,000 0.750 per cent. Notes due October 8, 2026 under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 3, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the “Corporation”) and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433, U.S.A. and is available for viewing at the website of the Corporation (www.ifc.org) and copies may be obtained from the website of the Luxembourg Stock Exchange (www.bourse.lu).

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1. Issuer:	International Finance Corporation

2. (i) Series Number:	2401

(ii) Tranche Number:	1

3. Specified Currency or Currencies:	United States Dollars (U.S.$)

4. Aggregate Nominal Amount:

(i) Series:	U.S.$2,000,000,000

(ii) Tranche:	U.S.$2,000,000,000

5. Issue Price:	99.439 per cent. of the Aggregate Nominal Amount

6. (i) Specified Denominations:	U.S.$1,000 and integral multiples thereof

(ii) Calculation Amount:	U.S.$1,000

7. Issue Date:	September 8, 2021

8. Maturity Date:	October 8, 2026

9. Interest Basis:	0.750 per cent. Fixed Rate (further particulars specified below)

10. Redemption/Payment Basis:	Redemption at par

11. Change of Interest or Redemption/Payment Basis:	Not Applicable

12. Put/Call Options:	Not Applicable

13. Status of the Notes:	Senior

14. Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15. Fixed Rate Note Provisions:	Applicable

(i) Rate of Interest:	0.750 per cent. per annum payable semi-annually in arrear

(ii) Interest Payment Date(s):	April 8 and October 8 in each year, commencing with a long first coupon on April 8, 2022, up to and including the Maturity Date.

(iii) Fixed Coupon Amount:	U.S.$3.75 per Calculation Amount

(iv) Broken Amount:	U.S.$4.38 per Calculation Amount for the long first coupon

(v) Day Count Fraction:	30/360 (unadjusted)

(vi) Determination Dates:	Not Applicable

(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

16. Floating Rate Note Provisions:	Not Applicable

17. Zero Coupon Note Provisions:	Not Applicable

18. Index Linked Interest Note/other variable-linked interest Note Provisions:	Not Applicable

19. Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20. Call Option I:	Not Applicable

Call Option II (Automatic):	Not Applicable

21. Put Option:	Not Applicable

22. Final Redemption Amount of each Note:	U.S.$1,000 per Calculation Amount

23. Early Redemption Amount:

Early Redemption Amount(s) of each Note payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):

U.S.$1,000 per Calculation Amount

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24. Form of Notes:	Fed Bookentry Notes: Fed Bookentry Notes available on Issue Date

25. New Global Note (NGN):	No

26. Financial Centre(s) or other special provisions relating to payment dates:	New York

27. Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

28. Details relating to Partly Paid Notes:	Not Applicable

29. Details relating to installment Notes: amount of each installment, date on which each payment is to be made:	Not Applicable

30. Redenomination, renominalization and reconventioning provisions:	Not Applicable

31. Consolidation provisions:	Not Applicable

32. Additional terms:	Applicable. The Corporation reserves its right at any time without the consent of Noteholders to make any modification to the Notes which is of a formal, minor or technical nature or which is made to correct a manifest error.

(i) Governing law:	New York
DISTRIBUTION

33.	(i) If syndicated, names and addresses of Managers and underwriting commitments:	BNP Paribas	U.S.$485,000,000
		J.P. Morgan Securities plc	U.S.$485,000,000
		Nomura International plc	U.S.$485,000,000
		TD Global Finance unlimited company	U.S.$485,000,000

		CastleOak Securities, L.P.	U.S.$10,000,000
		Daiwa Capital Markets Europe Limited	U.S.$10,000,000
		InspereX LLC	U.S.$10,000,000
		Merrill Lynch International	U.S.$10,000,000
		MUFG Securities EMEA plc	U.S.$10,000,000
		Wells Fargo Securities, LLC	U.S.$10,000,000

c/o J.P. Morgan Securities plc 25 Bank Street
Canary Wharf
London E14 5JP
United Kingdom
Email: emea_syndicate@jpmorgan.com
Attention: Head of International Syndicate

	(ii) Date of Terms Agreement:	September 2, 2021

	(iii) Stabilizing Manager(s) (if any):	J.P. Morgan Securities plc

34.	If non-syndicated, name and address of Dealer:	Not Applicable

35.	Total commission and concession:	0.125 per cent. of the Aggregate Nominal Amount

36.	Additional selling restrictions:	Not Applicable

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By:	/s/ Tom Ceusters
Tom Ceusters

Duly authorized

PART B – OTHER INFORMATION

LISTING

(i) Listing:	London

(ii) Admission to trading:	Application will be made for the Notes to be admitted to the Official List of the Financial Conduct Authority and to trading on the London Stock Exchange plc’s Regulated Market with effect from on or around September 8, 2021.

RATINGS

Ratings:	Notes under the Program have been rated:

S & P: AAA Moody’s: Aaa

INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in “Plan of Distribution” in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No

ISIN Code:	US45950KCX63

Common Code:	238491495

CUSIP:	45950KCX6

Any clearing system(s) other than Euroclear Bank SA/NV, Clearstream Banking S.A. and The Depository Trust Company and the relevant identification number(s):	Bookentry system of the Federal Reserve Banks

Delivery:	Delivery against payment

Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

GENERAL

Applicable TEFRA exemption:	Not Applicable

UNITED STATES TAXATION

The following supplements the discussion under “Tax Matters” in the Prospectus and is subject to the limitations and exceptions set forth therein.

Any tax disclosure in the Prospectus or these Final Terms is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

Capital Gains

Upon a sale or retirement of the Notes, a U.S. Holder will generally recognize capital gain or loss equal to the difference, if any, between (i) the amount realized on the sale, or retirement (other than amounts attributable to accrued but unpaid interest, which would be treated as such) and (ii) the U.S. Holder’s adjusted tax basis in the Notes. A U.S. Holder’s adjusted tax basis in the Notes generally will equal the cost of the Notes to the U.S. Holder. Capital gain of individual taxpayers from the sale or retirement of Notes held for more than one year may be eligible for reduced rates of taxation. The deductibility of a capital loss is subject to significant limitations.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the “Medicare tax”) on the lesser of (1) the U.S. Holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between U.S. $125,000 and U.S. $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income generally includes its interest income and its net gains from the disposition of the Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investments in the Notes.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of U.S. $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.

EXHIBIT G

EXECUTION VERSION

TERMS AGREEMENT NO. 2401 UNDER

THE STANDARD PROVISIONS

September 2, 2021

International Finance Corporation

2121 Pennsylvania Avenue, N.W.

Washington, D.C. 20433

1

The undersigned agree to purchase from you (the “Corporation”) the Corporation’s U.S.$2,000,000,000 0.750 per cent. Notes due October 8, 2026 (the “Notes”) described in the Final Terms, dated as of the date hereof in the form of Annex I hereto (the “Final Terms”) at 9:00 a.m. New York City time on September 8, 2021 (the “Settlement Date”) at an aggregate purchase price of U.S.$1,986,280,000 (which is 99.314% of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated as of June 3, 2008 (as amended from time to time, the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein, the term “Time of Sale” refers to August 31, 2021, 4:34 p.m. London time and the term “Dealers” refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3

The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

4

The obligation of each of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation’s representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation’s performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer’s certificate of the Corporation substantially in the form referred to in Clause 6.1 of the Standard Provisions, dated as of the Settlement Date.

5

The Corporation agrees that it will issue the Notes and each of the undersigned severally and not jointly agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 99.439 per cent. less a combined management and underwriting fee and selling concession of 0.125 per cent. of the nominal amount of the Notes).

The respective nominal amounts of the Notes that each of the undersigned commits to underwrite are set forth opposite their names below in Schedule I hereto.

6

Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book-entry form to the following account at the Federal Reserve Bank of New York: ABA No. 021000018 BK of NYC/LDSL; and payment of the purchase price specified above shall be delivered in immediately available funds to the Corporation’s account at the Federal Reserve Bank of New York: ABA No. 021-082-162.

7	In accordance with the provisions of Clause 4.6 of the Standard Provisions, the Dealers have appointed J.P. Morgan Securities plc as Stabilizing Manager with respect to this issue of Notes.

8

The Corporation hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. Each of the undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

9

In consideration of the Corporation appointing each of the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Corporation and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

10

Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of each of the undersigned which have arisen prior to such termination.

11

Notwithstanding and to the exclusion of any other term of this Terms Agreement or any other agreements, arrangements, or understanding between a Dealer and the Corporation, but without prejudice to Clause 13 of this Terms Agreement, the Corporation acknowledges and accepts that a BRRD Liability arising under this Terms Agreement may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority, and acknowledges, accepts, and agrees to be bound by:

i.

the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of a Dealer to the Corporation under this Terms Agreement, that (without limitation) may include and result in any of the following, or some combination thereof:

a.	the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;

b.

the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of a Dealer or another person (and the issue to or conferral on the Corporation of such shares, securities or obligations);

c.	the cancellation of the BRRD Liability; and/or

d.	the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period; and

ii.

the variation of the terms of this Terms Agreement relating to such BRRD Liability, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority.

As used in this Terms Agreement:

“Bail-in Legislation” means in relation to the United Kingdom and a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time;

“Bail-in Powers” means any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation;

“BRRD” means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms;

“EU Bail-in Legislation Schedule” means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at https://www.lma.eu.com/documents-guidelines/eu-bail-legislation-schedule;

“BRRD Liability” means a liability in respect of which the relevant Write-down and Conversion Powers in the applicable Bail-in Legislation may be exercised; and

“Relevant Resolution Authority” means the resolution authority with the ability to exercise any Bail-in Powers in relation to a Dealer.

12

Notwithstanding and to the exclusion of any other term of this Terms Agreement or any other agreements, arrangements, or understanding between a Dealer and the Corporation, but without prejudice to Clause 13 of this Terms Agreement, the Corporation acknowledges and accepts that a UK Bail-in Liability arising under this Terms Agreement may be subject to the exercise of UK Bail-in Powers by the relevant UK resolution authority, and the Corporation acknowledges, accepts, and agrees to be bound by:

i.

the effect of the exercise of UK Bail-in Powers by the relevant UK resolution authority in relation to any UK Bail-in Liability of a Dealer to the Corporation under this Terms Agreement, that (without limitation) may include and result in any of the following, or some combination thereof:

a.	the reduction of all, or a portion, of the UK Bail-in Liability or outstanding amounts due thereon;

b.

the conversion of all, or a portion, of the UK Bail-in Liability into shares, other securities or other obligations of a Dealer or another person (and the issue to or conferral on the Corporation of such shares, securities or obligations);

c.	the cancellation of the UK Bail-in Liability; and/or

d.	the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period; and

ii.

the variation of the terms of this Terms Agreement relating to such UK Bail-in Liability, as deemed necessary by the relevant UK resolution authority, to give effect to the exercise of UK Bail-in Powers by the relevant UK resolution authority.

As used in this Terms Agreement:

“UK Bail-in Legislation” means Part I of the UK Banking Act 2009 and any other law or regulation applicable in the UK relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (otherwise than through liquidation, administration or other insolvency proceedings).

“UK Bail-in Liability” means a liability in respect of which the UK Bail-in Powers may be exercised.

“UK Bail-in Powers” means the powers under the UK Bail-in Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or affiliate of a bank or investment firm, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability.

13

Nothing in this Terms Agreement shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Corporation under the Corporation’s Articles of Agreement, or applicable law or international law.

14	The Corporation: (a) represents that it is not a Covered Entity (as defined below); (b) acknowledges that the Dealers are or may be Covered Entities; and (c) acknowledges, accepts, and agrees that:

i.

in the event that a Dealer that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Dealer of this Terms Agreement, and any interest and obligation in or under this Terms Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Terms Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States; and

ii.

in the event that a Dealer that is a Covered Entity or a Covered Affiliate of such Dealer becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Terms Agreement that may be exercised against such Dealer are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Terms Agreement were governed by the laws of the United States or a state of the United States.

As used in this Terms Agreement:

“Covered Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

“Covered Entity” means any of the following:

a.	“covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

b.	“covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

c.	“covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“U.S. Special Resolution Regime” means each of (i) the U.S. Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

15

Solely for the purposes of the requirements of Article 9(8) of the MIFID Product Governance rules under EU Delegated Directive 2017/593 (the “Product Governance Rules”) regarding the mutual responsibilities of manufacturers under the Product Governance Rules:

i.

each of BNP Paribas and TD Global Finance unlimited company (each a “EU Manufacturer” and together the “EU Manufacturers”) acknowledges to each other EU Manufacturer that it understands the responsibilities conferred upon it under the Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Final Terms and announcements in connection with the Notes; and

ii.

the other Dealers and the Corporation note the application of the Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the EU Manufacturers and the related information set out in the Final Terms and announcements in connection with the Notes.

16

Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) regarding the mutual responsibilities of manufacturers under the UK MiFIR Product Governance Rules:

i.

each of J.P. Morgan Securities plc and Nomura International plc (each a “UK Manufacturer” and together the “UK Manufacturers”) acknowledges to each other UK Manufacturer that it understands the responsibilities conferred upon it under the UK MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Final Terms and announcements in connection with the Notes; and

ii.

the other Dealers and the Corporation note the application of the UK MiFIR Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the UK Manufacturers and the related information set out in the Final Terms and announcements in connection with the Notes.

17	For purposes hereof, the notice details of each of the undersigned are set out in Schedule II hereto.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

18

If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Agreement, Dealers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the nominal amount of the Notes for which the non-defaulting Dealers were originally committed; provided, however, that if the aggregate nominal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Dealers shall be entitled to terminate this Agreement without any liability on the part of any non-defaulting Dealers. Nothing herein will relieve a defaulting Dealer from liability for its default.

19	This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

20

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

BNP PARIBAS

By:	/s/ Eric Noyer	/s/ Benedict Foster
	Name: Eric Noyer	Name: Benedict Foster
	Title: Authorised Signatory	Title: Authorised Signatory

J.P. MORGAN SECURITIES PLC

By:	/s/ Sarah Lovedee
Name: Sarah Lovedee
Title: Executive Director

NOMURA INTERNATIONAL PLC

By:	/s/ Guy Luscombe
Name: Guy Luscombe
Title: Duly Authorised Signatory

TD GLOBAL FINANCE UNLIMITED COMPANY

By:	/s/ Frances Watson
Name: Frances Watson
Title: Director, Transaction Management Group

CASTLEOAK SECURITIES, L.P.

By:	/s/ Itai Benosh
Name: Itai Benosh
Title: Managing Director

DAIWA CAPITAL MARKETS EUROPE LIMITED

By:	/s/ Wataru Ito
Name: Wataru Ito
Title: Associate Director

INSPEREX LLC

By:	/s/ Stephen Gaber
Name: Stephen Gaber
Title: Head of Strategic Initiatives

MERRILL LYNCH INTERNATIONAL

By:	/s/ Kamini Sumra
Name: Kamini Sumra
Title: Director

MUFG SECURITIES EMEA PLC

By:	/s/ Corina Painter
Name: Corina Painter
Title: Authorised Signatory

WELLS FARGO SECURITIES, LLC

By:	/s/ Barbara Garafalo
Name: Barbara Garafalo
Title: Director

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTERNATIONAL FINANCE CORPORATION

By:	/s/ Tom Ceusters
Name: Tom Ceusters
Title: Director

SCHEDULE I

Dealer	Nominal Amount of Notes
BNP Paribas	U.S.$	485,000,000
J.P. Morgan Securities plc	U.S.$	485,000,000
Nomura International plc	U.S.$	485,000,000
TD Global Finance unlimited company	U.S.$	485,000,000
CastleOak Securities, L.P.	U.S.$	10,000,000
Daiwa Capital Markets Europe Limited	U.S.$	10,000,000
InspereX LLC	U.S.$	10,000,000
Merrill Lynch International	U.S.$	10,000,000
MUFG Securities EMEA plc	U.S.$	10,000,000
Wells Fargo Securities, LLC	U.S.$	10,000,000
Total:	U.S.$	2,000,000,000

SCHEDULE II

Notice Details of the Dealers:

c/o J.P. Morgan Securities plc

25 Bank Street

Canary Wharf

London E14 5JP

United Kingdom

Email: emea_syndicate@jpmorgan.com

Attention: Head of International Syndicate